UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.
(Translation of registrant's name into English)
Via Nino Bonnet 10
20154 Milan
Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Explanatory note

On August 4, 2026, Bending Spoons S.p.A. (“Bending Spoons”) entered into a securities purchase agreement (the “Purchase Agreement”) by and among Bending Spoons US Inc., a Delaware corporation and a wholly-owned subsidiary of Bending Spoons (“Buyer”), Formagrid Holdings LLC, a Delaware limited liability company (“Seller”), Hyperagent Inc., a Delaware corporation, Fortis Advisors LLC, a Delaware limited liability company, and, solely for certain specified sections of the Purchase Agreement, Bending Spoons, pursuant to which Buyer will acquire all of the issued and outstanding shares (the “Shares”) of Formagrid Inc (d/b/a Airtable), a Delaware corporation (the “Company”), from Seller, in an all-cash transaction that values the Company at an enterprise value of $1.285 billion, which, together with the Company’s current net cash-and-cash-equivalents balance, implies an equity value of approximately $2.25 billion, subject to customary purchase price adjustments at closing (the “Purchase Price”) and the other terms and conditions described in the Purchase Agreement (the “Transaction”).

Prior to entering into the Purchase Agreement, Seller and its affiliates implemented a reorganization pursuant to which Seller became the sole holder of the Shares, and assets and liabilities relating to the “Hyperagent” business line were transferred by the Company to Hyperagent Inc.

The Purchase Agreement contains customary representations and warranties and covenants. The closing of the Transaction is expected to occur later this year, subject to receipt of regulatory approvals and satisfaction of customary closing conditions. Bending Spoons makes no assurances that the Transaction will close or will close within the expected timeframe.

The Purchase Agreement provides for certain termination rights for both Seller and Buyer, including the right to terminate the Purchase Agreement if the Transaction is not consummated by February 4, 2027, which date may be extended by Seller or Buyer in accordance with the terms of the Purchase Agreement if certain regulatory closing conditions are the only conditions that remain outstanding.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the acquisition, expected benefits and the expected closing timing. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Bending Spoons’ control.

Bending Spoons’ actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition; change in clients; regulatory measures; a change in external forces; risks associated with uncertainty as to whether the acquisition transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; costs and potential litigation associated with the transaction; the failure to obtain necessary regulatory clearances or to satisfy the other closing conditions set forth in the agreement; risks that the proposed acquisition disrupts current plans and operations; potential difficulties in employee retention as a result of the proposed transaction; the distraction of management resulting from the proposed transaction; and other risk factors discussed from time to time by Bending Spoons in reports filed with, or furnished to, the Securities and Exchange Commission. Bending Spoons undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required by law.

Incorporation by Reference

The information contained in this report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into Bending Spoons’ registration statement on Form S-8 (File No. 333-297730).

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EXHIBIT INDEX
Exhibit No.	Description
99.1	Press release, dated August 4, 2026
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.
Date: August 4, 2026	By: /s/ Luca Ferrari
Name: Luca Ferrari
Title: Chair of the board of directors, co-founder, and chief executive officer
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